Exhibit 99.1

Currenc Group Announces Proposed Reverse Merger with Animoca Brands Corporation Limited

Proposed merger to create the world’s first publicly-listed digital assets conglomerate

SINGAPORE, Nov. 03, 2025 (GLOBE NEWSWIRE) -- Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”), a fintech pioneer empowering financial institutions worldwide with artificial intelligence (AI) solutions, today announced that it has entered into a non-binding term sheet (the “Term Sheet”) with Animoca Brands Corporation Limited (“Animoca Brands”) in relation to a potential proposal for Currenc to acquire 100% of Animoca Brands’ issued shares via a reverse merger (the “Proposed Merger”).

Upon completion, the Proposed Merger is expected to result in a Nasdaq-listed company with a global growth strategy spanning digital asset investments and services, real-world asset (RWA) tokenization, and blockchain applications for both consumers and institutions. Under the proposed structure, shareholders of Animoca Brands would collectively own approximately 95% of the issued shares in the resulting entity, and current shareholders of Currenc would hold approximately 5%. Currenc expects to authorize a dual-class share structure in connection with the transaction, and following closing, the board is expected to include nominees of both companies. The resulting entity is expected to operate under the Animoca Brands name.

The parties currently expect closing to occur in 2026, subject to shareholder and regulatory approvals and other customary conditions.

Animoca Brands is widely recognized as a global leader in the digital asset ecosystem, distinguished by its diversified investment portfolio of more than 600 companies across digital asset verticals such as RWA, AI, gaming, blockchain infrastructure, and decentralized finance. Animoca Brands’ digital asset treasury includes BTC, ETH, SOL, MOCA, SAND, and EDU, among a wide range of other altcoin assets, as well as investments in leading digital asset companies such as Ledger, Kraken, Igloo, Consensys, Humanity Protocol, and LayerZero. Animoca Brands also participates in a joint venture focused on launching a regulated stablecoin, and has partnered with Provenance Blockchain Labs to develop NUVA, a platform for accelerating access to RWAs, underscoring its institutional-grade approach to compliant Web3 infrastructure.

Alex Kong, Founder, CEO, and Executive Chairman of Currenc Group, said, “The proposed merger with Animoca Brands represents a milestone for Currenc. This proposed transaction provides a compelling path forward for the evolution of both companies and would unlock significant value for our shareholders. We are excited to facilitate this evolution, which will give our investors ownership in a global leader at the forefront of the digital asset economy.”

Yat Siu, Co-founder and Executive Chairman of Animoca Brands, commented, “The proposed merger of Animoca Brands and Currenc will result in the world’s first publicly-listed, diversified digital assets conglomerate, giving investors on Nasdaq direct access to the growth potential of the trillion-dollar altcoin digital economy through a single, diversified vehicle spanning DeFi, AI, NFTs, gaming, and DeSci. We believe that this proposed transaction would usher in a new asset class that should position investors at the forefront of one of the greatest opportunities of our generation.”

In connection with the Proposed Merger, Currenc intends to divest some of its existing business operations, which include AI-powered solutions for financial institutions and a digital remittance platform. These operations are expected to be spun off to Currenc’s current shareholders prior to the closing of the merger.

The Proposed Merger will be completed by way of an Australian scheme of arrangement, and remains subject to due diligence, the execution of definitive agreements, shareholder and regulatory approvals, and other customary closing conditions, including required stock exchange approvals and completion of applicable financial reporting. Both companies have agreed to a three-month exclusivity period to finalize terms and proceed toward a definitive implementation agreement, subject to customary fiduciary duties.

About Currenc Group Inc.

Currenc Group Inc. (Nasdaq: CURR) is a fintech pioneer dedicated to transforming global financial services through artificial intelligence (AI). The Company empowers financial institutions worldwide with comprehensive AI solutions, including SEAMLESS AI Call Centre and other AI-powered Agents designed to reduce costs, increase efficiency and boost customer satisfaction for banks, insurance, telecommunications companies, government agencies and other financial institutions. The Company’s digital remittance platform also enables e-wallets, remittance companies, and corporations to provide real-time, 24/7 global payment services, advancing financial access across underserved communities.

About Animoca Brands

Animoca Brands Corporation Limited (ACN: 122 921 813) is a global digital assets leader building blockchain and tokenized assets to advance the future of Web3 innovation. It has received broad industry and market recognition including Fortune Crypto 40, Top 50 Blockchain Game Companies 2025, Financial Times’ High Growth Companies Asia-Pacific, and Deloitte Tech Fast. Animoca Brands is recognized for building digital asset platforms such as the Moca Network, Open Campus, and The Sandbox, as well as institutional grade assets; providing digital asset services to help Web3 companies launch and grow; and investing in frontier Web3 technology, with a portfolio of over 600 companies and altcoin assets. For more information visit www.animocabrands.com or follow on X, YouTube, Instagram, LinkedIn, Facebook, and TikTok.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Any pre-closing financings or the Proposed Merger are subject to conditions and may not occur, and any such financings are not expected to affect the relative ownership percentages described above. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor & Media Contact

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Email: investors@currencgroup.com

SOURCE: Currenc Group Inc.